Exhibit 10.1

July 27, 2024

Dean Fullerton

Dear Dean,

It is my pleasure to confirm Plug Power Inc.’s (the “Company”) offer of employment for the position of Chief Operating Officer - reporting to Andy Marsh (President and Chief Executive Officer). If you accept this offer, the official start date of your employment is July 29th, 2024.

The key elements of this package include:

1)	A weekly base salary in the gross amount of $10,576.92 to be subject to applicable withholdings and deductions and paid concurrent with the payroll schedule of the Company. Annualized, this salary rate is equivalent to $550,000.00 and subject to upward increases upon annual review. Since this is an exempt (salaried) role per FLSA guidelines, you will not be eligible for overtime compensation.

2)	Upon starting employment with the Company, you will also be eligible for a sign-on bonus in the gross amount of $275,000 USD. This amount will be paid to you within your first month of service. Although the sign-on bonus will be paid to you within your first month of service, you will have a repayment obligation to the Company if you resign from your position, or you are terminated for Cause (as defined in your employment agreement) or a reason other than reduction in force. If employed with the Company for one (1) year or less, you would be obliged to replay the full amount of the sign-on bonus. If employed with the Company for more than one (1) year but less than two (2) years, you would owe a prorated portion of the sign-on bonus back to the Company.

3)	You will be eligible to participate in the Company’s 2021 Stock Options and Incentive Plan (the “Plan"). Pursuant to the Plan, as an inducement to accept our offer of employment, you will be granted an inducement grant of 1,000,000 options to purchase shares of the Company’s common stock. The exercise price of the options will be equal to NASDAQ’s closing price of the Plug Power stock on the date that your grant is ratified and approved by the Compensation Committee. This ratification and approval date will fall concurrent with the next Compensation Committee meeting subsequent to your hire date. The vesting of this grant is as follows: ½ of the shares are time based vested over a 3-year period; and ½ of the grant is both time based and dependent on a $7.50 Stock Price Achievement by April 30, 2025.

4)	In connection with your employment with Plug Power Inc. we are offering relocation assistance as needed for agreed upon relocation expenses (example: furnished temporary housing for up to 12 months, (1) home finding trip for you and your spouse/partner), to offset some of the costs associated with relocating to Capital Region, New York area.

Initials: _________

The Relocation Assistance will be paid to you in accordance with the terms and conditions of the Relocation Policy. Moving an employee requires a substantial financial commitment by the Company. Therefore, if you elect to voluntarily terminate your employment with the Company or are terminated for Cause (as defined in your Employment Agreement) during the 24-month period immediately following your start date in your new location, you will be required to repay the Company all or a portion of the costs associated with your relocation according to the following repayment schedule:

• 1-12 months: Employee pays back 100%

• 13-24 months: Employee pays back 50%

5)	You will be eligible to participate in the Company’s annual bonus program that currently provides for a target payment equivalent to 100% of your annual base salary as guided by the achievement of annual Company performance goals. Company goals also have threshold (lower end) and stretch (higher end) targets which allow for the possibility to earn both lower and higher levels of annual bonus payments. The Company bonus program is discretionary, and all aspects of the program remain subject to the approval of both the CEO and Board of Directors. Given the discretionary nature of the Company’s annual bonus program, bonus payments are not guaranteed from year to year. Your 2024 bonus will be guaranteed at 100% target, and subsequent years will follow the discretionary language as noted above and will require subsequent approvals as noted above.

6)	On a monthly basis, you will accrue vacation up to an annual total of four (4) weeks (160 hours). Although vacation time accrues monthly, with supervisory approval, you may use vacation time prior to accruing it. At the end of the calendar year, up to 120 hours of accrued but unused vacation time may be rolled over to the next year.

In the event of termination of employment, any vacation hours accrued but not used will be paid to you at your equivalent base hourly rate, subject to policy requirements. Conversely, if, at termination of employment, you have used vacation time that you have yet to accrue, you would be required to repay the Company for the un-accrued vacation time.

7)	Each year you are employed with the Company you will receive certain additional time-off benefits offered to regular full-time employees, including: seven (7) paid Company holidays, five (5) floating holidays, two (2) personal days, and five (5) sick days. This paid time off is not eligible for rollover nor is unused time paid out at year end or upon termination of employment. The above categories of PTO are also subject to proration based upon your hire date.

8)	You will also be eligible to participate in a full suite of benefits package options, including: health, dental, vision, flexible spending accounts, and life insurance coverage. You are eligible to participate in most of these plans effective on your hire date. As a part of the onboarding process, a member of the Human Resources team will review all plan options with you in detail so that you can make informed decisions about your elections. Benefits package options are reviewed by the Company on an annual basis and are subject to change at the discretion of the Company in order to ensure the most competitive and cost-effective options are in place for employees.

9)	The Company is also proud to encourage you to participate in our 401(k) retirement plan effective on the 1st of the month following your date of hire. As you defer a portion of your pay into the retirement plan, you will be able to enjoy the benefit of the Company matching contribution, subject to the plan’s vesting schedule.

Initials: _________

You will also have the ability to choose from a wide-range of investment options that suit your preferences and can help you in working towards meeting your retirement savings goals. A member of the HR team will review the relevant plan details with you during the onboarding process so that you fully understand plan functionality.

10)	We look forward to having you join the Company. However, we recognize that you retain the option, as does the Company, of ending your employment with us at any time, with or without notice or cause. As such, your employment is considered at-will and neither this letter nor any other oral or written representations may be considered a contract for a specific period of time. Your at-will employment status can only be changed or amended by a written agreement signed by the President/CEO that expressly alters the at-will nature of your employment.

11)	This offer is contingent upon the following:

•	completion of a background check package which may include any combination of the following items: criminal history, drug screening, employment references, educational verification, driving record/license verification, a credit history check, and a social media account review.
You will be notified regarding the specific background package applicable to your position and your consent will be obtained prior to any checks being run. The Company maintains sole and exclusive discretion to determine if the results of the background package are satisfactory;

•	execution of and compliance with the Company’s Employee Patent, Confidentiality, Non-Compete and Non-Solicitation Agreement (“Agreement”) a copy of which is enclosed;

•	full and complete disclosure of any obligations or agreements with prior employers – including, but not limited to non-compete agreements – that might conflict or interfere with, limit in any way, or prohibit your employment with or work for the Company;

•	your compliance with U.S. Immigration Law that requires you to complete the U.S. Government Employment Eligibility Verification Form (I-9) and provide documents that verify your identity and employment eligibility.

To indicate your acceptance of this offer please sign below and initial all other pages of the letter. Upon doing so, kindly return a copy to me which will begin your onboarding process.

If you have any questions, please do not hesitate to contact me at .

Sincerely,

/s/ Andrew Marsh
Andrew Marsh
Chief Executive Officer

I have read this letter and acknowledge and accept this offer of employment with Plug Power Inc.

/s/ Dean Fullerton
Dean Fullerton

Date: 7/29/24